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                               September 23, 2020

       Andrew A. McKnight
       Chief Executive Officer
       Fortress Value Acquisition Corp.
       1345 Avenue of the Americas
       46th Floor
       New York, New York 10105

                                                        Re: Fortress Value
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 27,
2020
                                                            File No. 333-248433

       Dear Mr. McKnight:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed August 27, 2020

       Fortress Value Acquisition Corp.
       Notice of the Special Meeting of Stockholders, page 1

   1.                                                   The disclosures
regarding your exclusive forum provision at pages 1, 70, 255 and 300 appear to be
inconsistent. Please disclose whether your provision applies to actions arising under the
Securities Act or Exchange Act. In this regard, Section 27 of the
                                                        Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder, and
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought
to enforce any duty or liability created by the Securities Act or the rules and regulations
thereunder. If the provision applies to Securities Act claims, please
 Andrew A. McKnight
FirstName  LastNameAndrew    A. McKnight
Fortress Value Acquisition Corp.
Comapany 23,
September  NameFortress
               2020      Value Acquisition Corp.
September
Page 2     23, 2020 Page 2
FirstName LastName
         also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Unaudited Historical Comparative and Pro Forma Combined Per Share Data of FVAC and the
Companies, page 40

2. Please show us how you derived historical book value per share for MPMO as of
         December 31, 2019 and June 30, 2020. Revise your disclosures as necessary.
Certain Projected Financial Information of the Companies, page 86

3. Please describe and quantify, as applicable, the material assumptions, such as the future demand for, and prices of, rare earth minerals and products, that underlie the projected financial information. Please also disclose the assumptions used regarding the timing of the Stage II optimization project and Stage III downstream expansion that underlie those projections, as applicable.
4. We note disclosure on page 107 of a three-stage projection prepared by SNR and MPMO.
         Based on your disclosure on page 107, stage one of the projections has been completed;
         stage two appears assumed to be completed in 2022; and stage three of the projections appears assumed to be completed in 2025 and later. To the extent that SNR and MPMO provided to the financial advisor and the registrant projected financial information beyond
         2023, please revise the presentation of projections at page 86 to disclose any such material projected financial information.
Background of the Business Combination, page 88

5. Revise to discuss how the parties determined the enterprise value for the companies, the exchange ratio based on that value, and the number of earn-out shares.
6. We note the reference on page 106 about an investor presentation prepared by Morgan
         Stanley, dated June 2020, for SNR, MPMO and FVAC. Please disclose in your background section when this presentation was made and summarize the materials presented. Please also provide your analysis as to whether Morgan Stanley's presentation was materially related to the transaction under Item 4(b) of Form S-4. If so, please revise to disclose information required by Item 1015(b) of Regulation M-A and to include the report, opinion or appraisal as an exhibit.
Material U.S. Federal Income Tax Consequences, page 113

7. The exhibit index indicates that the tax opinions by Sidley Austin LLP, and Simpson
         Thacher & Bartlett LLP will be filed in an amendment as exhibits 8.1 and 8.2, respectively. If you elect to use a short-form opinion, state clearly in the two exhibits and this section that the disclosure constitutes the opinion of the named law firm(s). See
         Section III.B.2 of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered
 Andrew A. McKnight
FirstName  LastNameAndrew    A. McKnight
Fortress Value Acquisition Corp.
Comapany 23,
September  NameFortress
               2020      Value Acquisition Corp.
September
Page 3     23, 2020 Page 3
FirstName LastName
         Offerings.
Selected Historical Financial Information of MPMO, page 145

8. We note from page 211 that due to the revenue treatment resulting from the Shenghe implied discount, the amount of revenue you recorded for periods from July 1, 2019 to
         June 5, 2020 is not comparable to the amount of revenue recorded in other periods. Please provide a note here to briefly describe or cross-reference to a discussion included in the filing. Refer to Instruction 2 to Item 301 of Regulation S-K.
2. Accounting Policies, page 158

9. Please revise to explain the reclassification adjustments you made on pages 151 and 152.
         Refer to Rule 11-02(b)(6) of Regulation S-X.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 159

10.      Please revise Note (D) to disclose the details of MPMO   s historical
debt that will be
         settled concurrently with the close of the transaction. Refer to Rule 11-02(b)(6) of
         Regulation S-X.
11.      Please revise Note (E) to describe the terms of SNR   s Earnout Shares
and how you
         determined the amounts of fair values of SNR   s Earnout Shares. Refer
to Rule 11-
         02(b)(6) of Regulation S-X.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 160

12. Please revise Note (EE) to explain how the amounts in the adjustments for the periods presented were determined. In this regard, also disclose the amortization methods and the useful lives or periods of amortization of the mineral rights. Refer to Rule 11-02(b)(6) of
         Regulation S-X.
13. Please revise Note (GG) to show the computation of interest expense eliminated. Refer to
         Rule 11-02(b)(6) of Regulation S-X
14. Please revise Note (HH) to disclose how the estimated statutory tax rate of 29.8% was derived. In addition, tell us why there are no adjustments for deferred taxes. Refer to
         Rule 11-02(b)(6) of Regulation S-X.
15. Please revise Note (II) to describe whether the new executed executive agreements are effective at the same time Merger is consummated and disclose how the amounts were derived for the adjustments. Refer to Rule 11-02(b)(6) of Regulation
S-X.
History of Ownership and Current Operations, page 181

16. We note your statement that Molycorp, Inc., invested over $1.7 billion of capital primarily in constructing your rare earth processing and separation facilities on the Mountain Pass mine site. Please disclose the specific amounts invested in the mine site instead of
 Andrew A. McKnight
FirstName  LastNameAndrew    A. McKnight
Fortress Value Acquisition Corp.
Comapany 23,
September  NameFortress
               2020      Value Acquisition Corp.
September
Page 4     23, 2020 Page 4
FirstName LastName
         Molycorp   s total capital investment, which includes multiple
facilities.
Information about the Companies' Business
Rare Earth Industry Overview and Market Opportunity, page 184

17. Please revise to disclose whether you commissioned the CRU Group's "Rare Earth Market
         Study, 2020, CRU" or any other third-party research referenced in the prospectus. If so, please file as exhibits the corresponding consents which Securities Act Rule 436 requires.
Our Resource, page 190

18. We note your disclosure of proven and probable reserves as of July 1, 2020 which references the report prepared by SRK Consulting for your mining properties. We will need to view this technical report, the associated cash flow analysis, and other information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as outlined in paragraph (c) of Industry Guide 7. These documents should be formatted as Adobe PDF files. Please provide the name and phone number for a technical person whom our engineer may call if we have technical questions about your reserves.
         Please contact our Mining Engineer, George K. Schuler, at (202) 551-3718 to arrange for the submission of the information outlined above.
The Mountain Pass Facility, page 194

19. Please disclose your mine and mill production for the last two years. This would include mine/mill tonnage, grade and resulting concentrate tonnages and grade. Results, page 198

20. Please state the reserve price used to estimate your reserves including detail regarding the multiple components used to determine this price and your stated metallurgical process recoveries.
MPMO's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Our relationship with Shenghe, page 210
Our Relationship with Shenghe, page 210

21. We note your disclosure on page 211 that $30.0 million increase in the contractual balance owed to Shenghe Resources (Singapore) was not recorded in your financial statements and contractual commitment remained off-balance sheet. In addition, you also state that the Shenghe implied discount was applied as a reduction to your off-balance sheet commitment and therefore was not recognized as revenue. Please explain to us in detail the contractual commitments, how it arose and basis for determination of such contractual commitment amounts. Please demonstrate to us the accounting basis for not recording contractual commitments and the implied discounts. Provide us the specific accounting literature that supports your accounting position. In addition, for the periods presented
 Andrew A. McKnight
FirstName  LastNameAndrew    A. McKnight
Fortress Value Acquisition Corp.
Comapany 23,
September  NameFortress
               2020      Value Acquisition Corp.
September
Page 5     23, 2020 Page 5
FirstName LastName
         disclose the contractual commitments outstanding that remained off-balance sheet and implied discounts that were not recognized as revenue.
22.      You disclose that the A&R Offtake Agreement modified the definition of offtake
         products    in order to remove from the scope of that definition
certain types of future
         products. Please clarify the types of future products removed from such definition.
Key Performance Indicators, page 212

23. Please revise to include the computations of Realized Price per REO MT reconciling total value realized for a given period to the product sales revenue reported in your financial statements for the periods presented.
Cash Flows, page 225

24. We note significant fluctuations in cash provided by operating activities during the periods presented on pages F-23 and F-53. Please expand your disclosure to include a robust discussion describing and quantifying the specific effects of the drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See guidance in Section
         IV.B.1 of SEC Release 33-8350.
Certain Relationships and Related Party Transactions
Certain Relationships and Related Person Transactions   Companies
Shenghe Agreements, page 282

25.      Please clarify what will happen to Shenghe Resources' (Singapore)
89.88 MPMO
         preferred units, and Leshan Shenghe   s ownership of its 110.98 MPMO
preferred units
         issued in connection with the original commercial arrangements, as part of the closing of the business combination.
Beneficial Ownership of Securities, page 287

26. Please disclose the natural person or entity that controls Shenghe Resources Holding Co.,
         Ltd., which you indicate at page 282 is publicly listed on the Shanghai Stock Exchange.
         See Item 403 of Regulation S-K and Item 18(a)(5)(ii) of Form S-4. Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

27. The audit period stated in the first sentence of the opinion section ( i.e. January 24,2020 through January 31, 2020 ) is inconsistent with the financial statements presented and period covered in the opinion. Please revise to provide an audit report that includes appropriate period audited consistent with the period covered by the opinion.
Note 2- Summary of Significant Accounting Policies
 Andrew A. McKnight
Fortress Value Acquisition Corp.
September 23, 2020
Page 6
Revenue Recognition, page F-26

28. We note your disclosure that sales to Shenghe under the Offtake Agreement beginning in
      July 2019 also reflect an adjustment for an implicit discount referred as Shenghe implied
      discount   . Please disclose your accounting policies regarding Shenghe implied discount
      and explain to us how it complies with ASC 606.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo at (202) 551- 3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty at (202) 551-3721 or Timothy S. Levenberg, Special Counsel, at (202)
551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew A. McKnight
                                                           Division of
Corporation Finance
Comapany NameFortress Value Acquisition Corp.
                                                           Office of Energy &
Transportation
September 23, 2020 Page 6
cc:       Jackie Cohen
FirstName LastName